

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2014

Via E-mail
John Tynam
Chief Executive Officer
VG Life Sciences, Inc.
121 Gray Avenue, Suite 200
Santa Barbara, CA

> **Re:** **VG Life Sciences, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed June 20,, 2014**
> **File No. 000-26875**

Dear Mr. Tynam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Item 1. Business.
Overview, page 4

2. We note your statement that you have three drug research programs "in, at, or near" clinical stage. Please revise your disclosure to explain the actual clinical studies being conducted or that have been conducted for each of these three programs that you consider to be 'in-clinical'. For the programs that are 'near-clinical' or 'at-clinical', indicate what additional work must be done prior to commencement of actual clinical trials.

3. Please revise the first paragraph and elsewhere throughout the filing to only identify the preclinical programs, indications or conditions for which you are currently actively engaged in preclinical research. If you believe that some of these programs or indications are potentially treatable with your TPT or MDT technologies but you are not actively engaged in research related to those indications or programs, you may say that you believe those conditions may be treatable using such technologies.

4. We note your statement that you have collaborated with a "multitude of scientists and clinicians" at universities throughout the country, including Stanford University, Harvard University, and the Scott & White Healthcare Center, where you test TPT in inflammatory disease applications. Please revise your disclosure to provide more precise numerical information, to describe when these collaborations occurred and to identify the inflammatory disease applications you are referencing.

5. Please define the term "peptides" in the last paragraph of this section in plain language so that it may be understood by a lay reader not acquainted with the relevant industry or scientific field.

History of Our Technology, page 4

6. In the first paragraph of this section, please disclose the "three other parties" with whom you entered into agreements related to the licensing of TPT.

7. We note your statement that your MDT program uses a variety of existing drugs and compounds to manipulate the target cells' metabolic strategies. Please identify these existing drugs and compounds and briefly describe how MDT uses them to manipulate the target cells' metabolic strategies. Also, please describe what you mean by the term "metabolic strategies."

8. We note that there is an ongoing FDA Phase I Physician's Investigational New Drug, or IND, clinical trial for drug-resistant carcinomas at the Cancer Treatment and Research Center in San Antonio, Texas. Please describe what you mean by a "FDA Phase I Physician's Investigation New Drug, or IND, clinical trial" the first time you refer to it. Also, please disclose when the Physician's IND was approved, the sponsor and the subject of the IND.

9. We note the second part of the last sentence in this section which states that you are nearing the IND stage for several other indications as well. Please remove this language and replace it with disclosure describing the referenced indications and when you expect to file INDs for the indications. If you do not have an anticipated date for when you plan to file INDs for these other indications, then please eliminate reference to filing INDs for the other indications as it is premature to make such a claim.

Our Vision, page 5

10. With regard to the grants and other outside funding provided to the lab of Dr. M. Daren Newell Rogers, please expand your disclosure to provide the sources and amounts of the grants and "other outside funding" and the percentage of funds used for the benefit of your licensed MDT and TPT technologies.

Targeted Peptide Technology, page 5

11. Please revise your disclosure to explain in plain English what you mean when you state that "TPT can work by displacing the 'armor' of CLIP from its place in an extracellular MHC-II receptor. Also, please revise your disclosure to provide the meaning and significance of the terms "MHC-II receptor."

Product and Product Candidates, page 7

12. Please revise the title of this section to delete reference to any products as you do not currently have any commercialized products.

13. We note your disclosure in the first paragraph of this section which states that you have one pre-clinical candidate, a TPT-therapy for HIV/AIDS called VG1177 and one clinical-stage product candidate, an MDT therapy for treatment-refractory cancer starting with ovarian cancer. We also note your disclosure throughout other parts of your registration statement and specifically in the section entitled "Targeted Peptide Technology" on page 5 where you reference numerous product candidates. Please revise your disclosure throughout your registration statement to reconcile this apparent discrepancy.

TPT for HIV/AIDS & Other Potential Applications, page 7

14. We note your disclosure in the first paragraph of this section that VG1177 has a wide range of potential applications. Please expand your disclosure to clarify that currently, you are only studying VG117 for the treatment of HIV/AIDS.

MDT Compound for Drug Resistance Cancer called Hydroxychloroquine, page 8

15. Please expand your disclosure in this section to describe your Phase I Physician's IND trial, including the number of patients enrolled in the trial, the dosages used, the primary

and secondary endpoints of the trial and any serious adverse events observed thus far during the study.

Market Opportunity
HIV/AIDS Therapies, page 9

16. Please expand your disclosure to describe the meaning and significance of a pre-IND the first time you refer to it.

Intellectual Property, page 10

17. We note your disclosure which states that as of March 31, 2014, you own or co-own two pending U.S. patent applications and three pending foreign patents and/or applications. Please revise your disclosure to remove any reference to you owning any foreign patents as the table provided on page 11 clearly shows that you only own patent applications.

18. Please expand your disclosure for all of your material patent applications to provide the expected expiration date of the patents.

19. Please expand your disclosure for all of your material patents and patent applications to provide the type of patent protection such as composition of matter, use or process, etc.

Clip License, page 11

20. You stated that the Clip license gives you rights to eighteen pending U.S. and foreign patent applications; however, the table on page 12 only provides information for fifteen pending patent applications. Please expand your disclosure to provide the information for the three missing patent applications, if material.

21. Please expand your disclosure regarding the license agreement with the University of Colorado to describe the termination provisions of the agreement.

Manufacturing and Supply, page 19

22. We note that you have sourced a manufacturer for TPT compounds and a manufacturer for VG1177. Please expand your disclosure to identify these manufacturers. If your relationships with the manufacturers are memorialized in agreements, please describe the material terms of the agreements, including the parties' rights and obligations, any payment provisions, duration and termination provisions. Also, please file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Key Consultants, page 21

23. Please describe what you mean by the acronym "VWAP" at its first use in this section.

Item 1A. Risk Factors

24. Please include an appropriately titled risk factor regarding your ability to continue as a going concern.

Risks Related to Our Business
We will need additional financing, but our access to capital funding is uncertain, page 23

25. Please expand your risk factor to disclose the current amount of your cash and cash equivalents and for how long you expect these proceeds to allow you to continue to conduct your operations.

Risks Related to Development and Regulatory Approval of VG117, MDT and Our Other Product Candidates
Serious Adverse event or other safety risks could require us to abandon…, page 33

26. Please expand your risk factor disclosure to describe any serious adverse events which have occurred during your P-IND Phase I study of MDT.

We depend on various suppliers to supply VG1177, our MDT compounds…, page 35

27. Please identify the suppliers which you rely on to provide you with VG1177 and MDT compounds.

If we fail to maintain our existing or establish new collaborative relationships…, page 36

28. Please expand your risk factor disclosure to identify your existing collaborative relationships and the obligations you are required to fulfill under the agreements memorializing these relationships. Also, please separate this risk factor into two separate risk factors, one addressing the risks related to maintaining current collaborations and the other addressing the risk that you will not be able to enter into new collaborations in the future.

Because of the uncertainty of pharmaceutical pricing, reimbursement…, page 37

29. Please expand your risk factor discussion to describe the legislative and regulatory proposals aimed at changing the healthcare system.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Current Studies
Physician's IND Phase I Study, page 41

30. Please disclose from whom the Scott and White Foundation received a $1.5 million grant.

Sources of Liquidity, page 49

31. Please disclose for how long your current cash and cash equivalents will allow you to continue your current operations.

32. For each of the note agreements discussed in this section, please expand your disclosure to provide the interest rate applicable to each of the agreements.

MedBridge Development Company, page 50

33. Please identify the related party which advanced $50,000 to you as part of the SCA with MedBridge Development Company.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 52

34. Please expand your disclosure in the footnotes to the common stock beneficial ownership table on page 53 to disclose the natural person with voting or investment control over the shares owned by MedBridge Venture Fund, LLC and MedBridge Development Company, LLC.

Item 6. Executive Compensation.
Executive Compensation
Narrative to Summary Compensation Table, page 60

35. Please expand your disclosure to describe the one year severance benefits that Mr. Keledjian will receive if you terminate him without cause.

Item 7. Certain Relationships and Related Transactions, and Director Independence
MedBridge Development Company, LLC, page 62

36. Please disclose the number of shares of common stock issued to pay for the fees earned prior to March 31, 2014.

MedBridge Venture Fund, LLC, page 63

37. Please disclose the amount currently accrued under the convertible note with MVF.

Best Investments, Inc. and Best Investment Trust, page 63

38. We note that Best Investment was created to restructure and consolidate certain debts owed by the company to entities controlled by Mr. Keledjian for services provided by Mr. Keledjian. Please expand your disclosure to discuss the nature and cost of the services provided by Mr. Keledjian.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell at (202) 551-3467 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director